December 14, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 972-298-3802

Ms. Michelle Sherman
Principal Accounting and Financial Officer
eTelcharge.com Inc.
1636 N. Hampton, Suite 270
Desoto, Texas 75115

RE: eTelcharge.com
Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for
the quarters ended March 31, 2006 and June 30, 2006
File no. 000-30479

Dear Ms. Sherman:

        We have reviewed your letter filed on November 13, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended December 31, 2005

Item 3. Controls and Procedures

1. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

2. We note your response to our prior comment number two and have reviewed your amendments. In future filings, please note that the certifications must be consistent and include the exact wording as provided in Item 601 (b) (31) of Regulation S-B.

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Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief